

January 29, 2007

Mr. Ricardo Ramos
Chief Financial Officer
Chemical and Mining Company of Chile Inc.
El Trovador 4285, Piso 6
Santiago, Chile

> **Re:** **Chemical and Mining Company of Chile Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 001-12250**

Dear Mr. Ramos:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief

cc: Allen Miller – Legal Counsel